Unaudited Condensed Consolidated Interim Financial Statements of

DEFSEC TECHNOLOGIES INC.

(Formerly KWESST MICRO SYSTEMS INC.)

Three and nine months ended June 30, 2025 and 2024

(Expressed in Canadian dollars)

DEFSEC TECHNOLOGIES INC.
(formerly KWESST Micro Systems Inc.)
Table of contents for the three and nine months ended June 30, 2025 and 2024

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Unaudited Condensed Consolidated Interim Statements of Financial Position
At June 30, 2025 and September 30, 2024

In Canadian dollars	Notes	June 30, 2025	September 30, 2024

ASSETS
Cash and cash equivalents		$2,543,211	$256,828
Restricted short-term investment		30,000	30,000
Trade and other receivables	4	1,130,462	567,875
Inventories	5	508,747	533,163
Prepaid expenses and deposits		282,974	179,051
Deferred costs		79,442	275,438
Current assets		4,574,836	1,842,355

Property and equipment		291,039	311,712
Right-of-use assets	6	2,639,396	230,124
Deposit		31,040	28,806
Intangible assets	7	2,488,326	3,174,832
Deferred costs		81,364	29,319
Non-current assets		5,531,165	3,774,793
Total Assets		$10,106,001	$5,617,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	8 and 9	$1,111,134	$1,660,637
Accrued royalties liability		200,000	200,000
Lease obligations	10	415,540	147,078
Contract liabilities	11	78,517	120,571
Warrant liabilities	12 and 13(b)	346,918	847,295
Current liabilities		2,152,109	2,975,581

Accrued royalties liability		1,044,050	1,118,135
Lease obligations	10	2,325,213	155,145
Non-current liabilities		3,369,263	1,273,280
Total Liabilities		5,521,372	4,248,861

Shareholders' Equity
Share capital	13(a)	44,201,818	37,822,725
Warrants	13(b)	4,925,372	1,084,687
Contributed surplus	13(c)	5,383,927	5,152,753
Accumulated other comprehensive loss		(55,542)	(38,520)
Accumulated deficit		(49,870,946)	(42,653,358)
Total Shareholders' Equity		4,584,629	1,368,287

Total Liabilities and Shareholders' Equity		$10,106,001	$5,617,148

See Note 2(a) Going concern and Note 19 Commitments and contingencies.

See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Unaudited Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss
Three and nine months ended June 30, 2025 and 2024

			Three Months	Three Months		Nine Months	Nine Months
			Ended	Ended		Ended	Ended
			June 30,	June 30,		June 30,	June 30,
In Canadian dollars	Notes		2025	2024		2025	2024
				(Reclassification			(Reclassification
				Note 2(g))			Note 2(g))
Revenue	15		$1,417,503	$329,476		$3,569,323	$944,408
Cost of sales			(1,018,013)	(288,665)		(2,451,290)	(715,219)
Gross margin			399,490	40,811		1,118,033	229,189

Operating expenses			1,113,296			3,727,001
General and administrative				1,122,240			3,807,234
Selling and marketing			375,353	224,790		1,392,014	1,125,758
Research and development			402,334	497,454		1,374,825	1,787,382
Share-based compensation			21,777	59,131		99,174	183,602
Depreciation and amortization			309,085	321,974		909,505	963,049
Total operating expenses			2,221,845	2,225,589		7,502,519	7,867,025

Operating loss			(1,822,355)	(2,184,778)		(6,384,486)	(7,637,836)

Other income (expenses)
Share issuance costs	13(a)		-	(366,931)		(1,807,686)	(366,931)
Net finance costs	16		(42,565)	(63,034)		(135,985)	(137,889)
Foreign exchange gain (loss)			(258,856)	(22,492)		(67,750)	68,413
Impairment of right-of-use assets			(6,809)	-		(88,596)	-
Gain on disposal			-	-		6,809	-
Change in fair value of warrant liabilities	12		(177,290)	1,475,280		1,260,106	2,973,112
Total other income (expenses), net			(485,520)	1,022,823		(833,102)	2,536,705

Net loss			$(2,307,875)	$(1,161,955)		$(7,217,588)	$(5,101,131)

Other comprehensive income (loss):

Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences			77,873	(14,578)		(17,022)	(17,781)
Total comprehensive loss			$(2,230,002)	$(1,176,533)		$(7,234,610)	$(5,118,912)

Net loss per share		$			$
Basic and diluted	1(b)(c) and 14		(3.69)	$(27.72)		(17.51)	$(162.30)

Weighted average number of shares outstanding
Basic and diluted	1(b)(c) and 14		625,323	41,922		412,141	31,430

See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
Nine months ended June 30, 2025 and 2024

In Canadian dollars	Notes	Number of Shares(1)	Share capital	Warrants	Contributed surplus	Translation reserve	Deficit	Total Shareholders' Equity
Balance, September 30, 2023		26,969	$33,379,110	$1,042,657	$4,769,115	$(39,663)	$(35,215,599)	$3,935,620
Shares issued for public offering		17,309	2,961,605	105,081	-	-	-	3,066,686
Share issuance costs			(691,560)	-	-	-	-	(691,560)
Warrants exercised	13(b)	8,467	1,771,239	-	-	-	-	1,771,239
Warrants expired	13(b)		-	(19,877)	19,877	-	-	-
Share-based compensation	13(c)		-	-	183,602	-	-	183,602
Other comprehensive loss			-	-	-	(17,781)	-	(17,781)
Net loss			-	-	-	-	(5,101,131)	(5,101,131)
Balance, June 30, 2024		52,745	$37,420,394	$1,127,861	$4,972,594	$(57,444)	$(40,316,730)	$3,146,675

Balance, September 30, 2024		75,199	$37,822,725	$1,084,687	$5,152,753	$(38,520)	$(42,653,358)	$1,368,287
Shares issued for public offering	13(a)	3,810	100,310	-	-	-	-	100,310
Shares issued for private placement	13(a)	50,248	371,154	-	-	-	-	371,154
Warrants issued for private placement	13(a)	-	-	2,394,955	-	-	-	2,394,955
Pre-funded warrants issued for public offering	13(a)	-	-	3,489,393	-	-	-	3,489,393
Pre-funded warrants issued for private placement	13(a)	-	-	4,579,154	-	-	-	4,579,154
Share issuance costs	13(a)	-	(164,199)	(1,671,762)	-	-	-	(1,835,961)
Shares issued for debt	13(a)	5,669	100,000	-	-	-	-	100,000
Pre-funded warrants exercised	13(b)	516,114	5,343,578	(4,551,305)	-	-	-	792,273
Warrants exercised	13(b)	16,667	628,250	(267,750)	-	-	-	360,500
Warrants expired	13(b)	-	-	(132,000)	132,000	-	-	-
Share-based compensation	13(c)	-	-	-	99,174	-	-	99,174
Other comprehensive loss		-	-	-	-	(17,022)	-	(17,022)
Net loss		-	-	-	-	-	(7,217,588)	(7,217,588)
Balance, June 30, 2025		667,707	$44,201,818	$4,925,372	$5,383,927	$(55,542)	$(49,870,946)	$4,584,629

See accompanying notes to the unaudited condensed consolidated interim financial statements.
(1) See Note 1 (b) and (c)

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Unaudited Condensed Consolidated Interim Statements of Cash Flows
Nine months ended June 30, 2025 and 2024

			Nine months ended	Nine months ended
			June 30,	June 30,
In Canadian dollars	Notes		2025	2024

OPERATING ACTIVITIES		$
Net loss			(7,217,588)	$(5,101,131)
Items not affecting cash:
Depreciation and amortization			909,505	963,050
Share-based compensation	13(c)		99,174	183,602
Change in fair value of warrant liabilities (including related foreign exchange gain)	12		(1,189,596)	(2,985,250)
Net finance costs	16		135,985	137,889
Impairment of right-of-use assets	6		88,596	-
Gain on debt settlement			(500)	-
Net changes in working capital items	18		(1,154,677)	(95,865)
Changes in non-current deferred costs			(52,045)	-
Interest received (paid)			(9,582)	21,427
Add back items not affecting operating activities:
Share issuance costs			1,807,686	-
Cash flows used in operating activities			(6,583,042)	(6,876,278)

INVESTING ACTIVITIES
Additions of property and equipment			(120,175)	(85,462)
Investments in intangible assets	7		(26,675)	(9,823)
Cash flows used in investing activities			(146,850)	(95,285)

FINANCING ACTIVITIES			4,871,033
Proceeds from U.S. Public Offering-November 2024	13(a)			-
Proceeds from Private Placement-November 2024	13(a)		3,421,635	-
Proceeds from Private Placement-February 2025	13(a)		3,655,758	-
Proceeds from U.S. Public Offering-April 2024	13(a)		-	1,356,743
Proceeds from U.S. Public Offering-June 2024	13(a)		-	2,312,916
Payments of lease obligations			(117,036)	(111,674)
Payments of share issuance costs	13(a)		(3,188,310)	(921,246)
Proceeds from exercise of warrants and pre-funded warrants			373,195	106,694
Cash flows provided by financing activities			9,016,275	2,743,433

Net change in cash and cash equivalents during the period			2,286,383	(4,228,130)
Cash and cash equivalents, beginning of period			256,828	5,407,009

Cash and cash equivalents, end of period			$2,543,211	$1,178,879

Cash and cash equivalents consist of the following:		$
Cash held in banks			2,513,211	$1,178,879
Short-term guaranteed investment certificates			30,000	-
Cash and cash equivalents			$2,543,211	$1,178,879

See Note 18 Supplemental cash flow information.
See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

1. Corporate information

a) Corporate information

DEFSEC Technologies Inc. (Formerly KWESST Micro Systems Inc.) (the "Company", "DEFSEC", "we", "our", and "us") was incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada, and our corporate office is located at Unit 300, 80 Hines Rd., Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

On June 30, 2025, the Company announced that it changed its name to “DEFSEC Technologies Inc.”

We develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets. Our core mission is to protect and save lives.

DEFSEC's common stock is listed on the TSX-Venture Exchange ("TSX-V'') under the stock symbol of DFSC, on the Nasdaq Capital Market ("Nasdaq") under the stock symbol of DFSC and on the Frankfurt Stock Exchange under the stock symbol of 62U2. Additionally, warrants issued in the United States are also listed on the Nasdaq under the stock symbol of DFSCW. Effective May 1, 2023, the warrants issued in Canada are listed on the TSX-V under the stock symbol of DFSC.WT.U.

b) 2024  Reverse Stock Split (applied retrospectively)

On October 23, 2024, DEFSEC effected a ten for one (10-for-1) reverse stock split of its common stock (the "2024 Reverse Split"). Accordingly, all shareholders of record at the opening of business on October 23, 2024, received one issued and outstanding common share of DEFSEC in exchange for ten outstanding common shares of DEFSEC. No fractional shares were issued in connection with the 2024 Reverse Split. All fractional shares created by the 2024 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2024 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the 2024 Reverse Split. All information respecting outstanding common shares and other securities of DEFSEC, including net loss per share, in the current and comparative periods presented herein give effect to the 2024 Reverse Split.

c) 2025 Reverse Stock Split (applied retrospectively)

On April 23, 2025, on Nasdaq and on April 24, 2025, on the TSX-V, DEFSEC effected a twenty-one for one (21-for-1) reverse stock split of its common stock (the "2025 Reverse Split"). Accordingly, all shareholders of record at the opening of business on April 23, 2025, received one issued and outstanding common share of DEFSEC in exchange for twenty-one outstanding common shares of DEFSEC. No fractional shares were issued in connection with the 2025 Reverse Split. All fractional shares created by the 2025 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2025 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options and warrants were proportionately adjusted to reflect the 2025 Reverse Split. All information respecting outstanding common shares and other securities of DEFSEC, including net loss per share, in the current and comparative periods presented herein give effect to the 2025 Reverse Split.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

2. Basis of preparation

(a) Going concern

These unaudited condensed consolidated interim financial statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and can realize our assets and discharge our liabilities and commitments in the normal course of business.

As an early-stage company, we have not yet reached significant revenue levels for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities.  We have incurred a $7.2 million net loss and negative operating cash flows of $6.6 million for the nine months ended June 30, 2025 (2024 - $5.1 million net loss and negative operating cash flows of $6.9 million). At June 30, 2025, we had $2.4 million in working capital (September 30, 2024 - negative $1.1 million) and $49.9 million in accumulated deficit (September 30, 2024 - $42.7 million).

Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

  The market acceptance and rate of sales of our product offerings;
  Ability to successfully execute our business plan;
  Ability to raise additional capital at acceptable terms;
  General local and global economic conditions, including the ongoing conflict in Gaza and the global disruption from Russia's invasion of Ukraine; and
  Instability in Canada's elected leadership and the threatened tariffs from President Donald Trump.

Our strategy to mitigate these material risks and uncertainties is to execute on a timely basis a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross margin, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital should it be required in the future. Accordingly, there are material risks and uncertainties that may cast substantial doubt about our ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

(b) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee.  They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") and should be read in conjunction with our annual audited Consolidated Financial Statements for the year ended September 30, 2024 ("Annual Financial Statements"). However, selected explanatory notes are included to explain events and transactions that are material to an understanding of the changes in our financial position and performance since the last annual audited Consolidated Financial Statements as at and for the year ended September 30, 2024.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 12, 2025.

(c) Basis of consolidation

These unaudited condensed consolidated interim financial statements incorporate the financial statements of DEFSEC and the entities it controls.

Control is achieved where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the period are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

At June 30, 2025, we have the following wholly owned subsidiaries:

	Location	Functional Currency	Equity %
KWESST Inc.	Ottawa, Canada	CAD	100%
2720178 Ontario Inc.	Ottawa, Canada	CAD	100%
Police Ordnance Company Inc.	Ottawa, Canada	CAD	100%
KWESST U.S. Holdings Inc.	Delaware, United States	USD	100%
KWESST Defense Systems U.S. Inc.	Delaware, United States	USD	100%
KWESST Public Safety Systems U.S. Inc.	Delaware, United States	USD	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	CAD	100%

(d) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Canadian dollars ("CAD"), our functional currency and presentation currency.

While each of the Company's subsidiaries has its own functional currency, the functional currency of the parent company, DEFSEC Technologies Inc., is CAD as this is the currency of the primary economic environment in which the Company operates. Most of the revenues, cost of sales and operating expenses from significant subsidiaries are denominated in CAD.

(e) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(f) Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, expenses, and disclosure of contingent liabilities.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

Judgments

Information about judgments made in applying accounting policies that have the most material effects on the amounts recognized in these unaudited condensed consolidated interim financial statements are the same as disclosed in Note 2(f) of the Annual Financial Statements for the year ended September 30, 2024, with the exception of the following:

  Lease renewal: the Company is required to make a judgement regarding whether or not the renewal option of leases signed will be exercised in the determination of the value of the related right-of-use asset and lease liability.

Estimates

Information about assumptions and estimation uncertainties at June 30, 2025, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are the same as those disclosed in Note 2(f) of the Annual Financial Statements for the year ended September 30, 2024, with the exception of the following:

  Note 6 - Right-of-use assets: whether the determination of the incremental borrowing rate for the Company's leases is reasonable.

(g) Reclassification

Certain comparative figures on the unaudited condensed interim statements of net loss and comprehensive loss have been reclassified to conform to the current period presentation. These reclassifications have no effect on net loss or shareholders’ equity as previously reported. An adjustment has been made to reduce the general and administrative, selling and marketing and research and development to break out the share-based compensation and depreciation and amortization. General and administrative expenses were reduced by $362,269 and $1,054,764 for the three and nine month periods ended June 30, 2024, respectively. Selling and marketing expenses were reduced by nil and $13,655 for the three and nine month periods ended June 30, 2024, respectively. Research and development expenses were reduced by $18,835 and $78,232 for the three and nine month periods ended June 30, 2024, respectively. Share-based compensation expense was increased by $59,131 and $183,602 for the three and nine month periods ended June 30, 2024. Depreciation and amortization expense was increased by $321,974 and $963,049 for the three and nine month periods ended June 30, 2024.

3. Material accounting policies

During the nine months ended June 30, 2025, the accounting policies in these unaudited condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

4. Trade and other receivables

The following table presents trade and other receivables:

	June 30, 2025	September 30, 2024

Trade receivables	$1,097,980	$455,049
Unbilled revenue	388	42,248
Sales tax recoverable	32,094	70,578
Total	$1,130,462	$567,875

There was an impairment of trade and other receivables during the three and nine months ended June 30, 2025, of nil and $8,096, respectively (2024 - nil and nil).

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

The following table presents changes in unbilled receivables:

	June 30, 2025	September 30, 2024

Balance, beginning of period	$42,248	$5,211
Revenue billed during the period	(42,248)	(5,211)
Revenue in excess of billings, net of amounts transferred to trade receivables	388	42,248
Balance, end of period	$388	$42,248

Current	$388	$42,248
Non-current	$-	$-

5. Inventories

 The following table presents a breakdown of inventories:

	June 30, 2025	September 30, 2024

Finished goods	$29,958	$55,754
Work-in-progress	36,077	59,519
Raw materials	442,712	417,890
Total	$508,747	$533,163

There was no impairment of inventories during the three and nine months ended June 30, 2025 (2024 – nil and nil).

For the three and nine month periods ended June 30, 2025, a total of $0.2 million and $0.3 million, respectively (2024 – $0.1 million and $0.6 million, respectively) of inventory was included in profit or loss as an expense as part of cost of sales.

6. Right-of-use assets

The following table shows a breakdown of our right-of-use assets:

Cost	Kanata, Ontario	North Carolina	Guelph, Ontario	North Kanata, Ontario	Total
Balance at September 30, 2024	$91,965	$49,563	$88,596	$-	$230,124
Additions	-	-	-	2,610,772	2,610,772
Disposals	-	(41,699)	-	-	(41,699)
Impairment	-	-	(88,596)	-	(88,596)
Amortization	(43,562)	(7,864)	-	(19,779)	(71,205)
Balance at June 30, 2025	$48,403	$-	$-	$2,590,993	$2,639,396

7. Intangible assets

The following table shows a breakdown of our intangible assets:

Cost	PARA OPSTM System	PARA OPSTM Patent	ARWENTM Tradename	Customer Relationships	Purchase Orders	ARWENTM 40mm Patent	Total
Balance at September 30, 2024	$3,074,677	$40,295	$19,432	$36,041	$4,387	$-	$3,174,832
Additions	-	-	-	-	-	26,675	26,675
Amortization	(691,019)	(9,850)	(5,867)	(3,333)	-	(3,112)	(713,181)
Balance at June 30, 2025	$2,383,658	$30,445	$13,565	$32,708	$4,387	$23,563	$2,488,326

At June 30, 2025, management concluded there was no indication of impairment on the intangible assets.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

8. Accounts payable and accrued liabilities

The following table presents a breakdown of our accounts payable and accrued liabilities:

	June 30, 2025	September 30, 2024

Trade payables	$304,650	$881,835
Accrued liabilities	645,766	610,558
Warranty Reserve	13,900	-
Salary and vacation payable	146,818	168,244
Total	$1,111,134	$1,660,637

9. Related party transactions

At June 30, 2025, there was $113,359 (September 30, 2024 - $471,465) outstanding in accounts payable and accrued liabilities due to officers and directors for accrued wages and vacation, consulting fees, directors' fees and expense reimbursements.

In December 2024, the LEC royalty payment that was due April 2025, in the amount of $200,000, was paid early to DEFSEC Corporation, a related party to the Company, in exchange for a $25,000 reduction, resulting in a net payment of $175,000.

10. Lease obligations

During the nine months ended June 30, 2025, we entered into a new lease on June 2, 2025 with an expiry date of May 31, 2031 and an option to renew for an additional five year term. We have applied an estimated incremental borrowing rate of 10.7% in the calculation of the obligation. The Company received a free period from June 2, 2025 to May 31, 2026 as a lease inducement. Management has included the renewal option for the lease signed in Q3 Fiscal 2025 as the Company is expecting to renew at expiry.

During the nine months ended June 30, 2025, the Company transferred an office to another lessor and recorded a disposal of the lease obligation as well as the right-of-use asset.

The following table presents the movement in lease obligations for the respective periods:

Offices
Balance at September 30, 2024	$302,223
Additions	2,571,322
Lease payments (including interest)	(131,400)
Interest expense	53,813
Disposal	(55,205)
Balance at June 30, 2025	$2,740,753

Current portion	$415,540
Non-current portion	2,325,213
Balance at June 30, 2025	$2,740,753

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

The following table presents the contractual undiscounted cash flows for the lease obligations:

	June 30,	September 30,
	2025	2024
Less than one year	$141,003	$206,828
One to five years	1,917,397	154,445
Five years and beyond	2,800,895	-
Total	$4,859,295	$361,273

11. Contract liabilities

The following table presents the changes in contract liabilities:

	June 30, 2025	September 30, 2024

Balance, beginning of period	$120,571	$120,970
Amounts invoiced and revenue deferred	62,786	108,573
Recognition of deferred revenue included in the balance at the beginning of period	(104,840)	(108,972)
Balance, end of period	$78,517	$120,571

12. Warrant liabilities

The following table shows a breakdown and activity for warrant liabilities for the nine months ended June 30, 2025:

	U.S. IPO and Canadian Offering		Private Placement		Debt Settlement	Direct Offering Aug'24	Public Offering Nov'24
	2022 Warrants	Over- allotment Warrants	2023 Warrants	Pre-Funded Warrants	Warrants	Warrants	Pre-Funded Warrants	Total
Balance, beginning of period	$65,765	$7,644	$60,373	$31,338	$1,145	$681,030	$-	$847,295
Initial recognition	-	-	-	-	-	-	4,770,722	4,770,722
Exercised	-	-	-	-	-	-	(779,578)	(779,578)
(Gain) Loss on revaluation of financial instruments	111,303	(8,148)	(60,020)	(22,049)	1,919	(568,199)	(714,912)	(1,260,106)
Exchange (gain) loss on revaluation	(995)	504	3,855	(98)	-	41,551	25,693	70,510
Extinguish Warrant Liability/Transfer to equity	-	-	-	-	-	-	(3,301,925)	(3,301,925)
Balance, end of period	$176,073	$-	$4,208	$9,191	$3,064	$154,382	$-	$346,918
Number of outstanding securities as at June 30, 2025	3,226,392	-	1,542,194	151,734	56,141	4,715,000	-	9,691,461

The following table shows a breakdown and activity for warrant liabilities for the year ended September 30, 2024:

	U.S. IPO and Canadian Offering			Private Placement		Debt Settlement	Public Offering	Direct Offering Aug'24
	2022 Warrants	Over-allotment Pre-Funded Warrants	Over- allotment Warrants	2023 Warrants	Pre-Funded Warrants	Warrants	Pre-Funded Warrants	Warrants	Total
Balance, beginning of period	$1,042,538	$414,334	$121,173	$798,573	$1,940,914	$18,141	$-	$-	$4,335,673
Initial recognition	-	-	-	-	-	-	708,054	647,039	1,355,093
Exercised	-	(119,257)	-	-	(829,720)	-	(820,649)	-	(1,769,626)
(Gain) Loss on revaluation of financial instruments	(973,396)	(295,186)	(113,022)	(728,282)	(1,069,466)	(16,996)	104,227	44,553	(3,047,568)
Exchange (gain) loss on revaluation	(3,377)	109	(507)	(9,918)	(10,390)	-	8,368	(10,562)	(26,277)
Balance, end of period	$65,765	$-	$7,644	$60,373	$31,338	$1,145	$-	$681,030	$847,295
Number of outstanding securities as at September 30, 2024	3,226,392	-	375,000	1,542,194	151,734	56,141	-	4,715,000	10,066,461

U.S. Public Offering (April 2024)

On April 9, 2024, we closed an underwritten U.S. public offering for gross proceeds of $1.4 million (US$1 million) (see Note 13(a)). In this offering, 803,500 pre-funded warrants with an exercise price of US$0.21 per common share for US$0.649 per pre-funded warrant were issued.

Refer to Note 13(a) for further information on the offering and to Note 1 (b) and (c) for further information on the share consolidations.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different from our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at Fair Value through Profit and Loss ("FVTPL") (see Note 3(c) of the Annual Financial Statements). Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

Warrant liabilities

All 803,500 warrants were subsequently exercised at a weighted average exercise price of US$0.001 per warrant and we recognized a loss of $104,227 in fair value of warrant liabilities during the year ended September 30, 2024, which was reported in the consolidated statements of net loss and comprehensive loss.

U.S. Registered Direct Offering (August 2024)

On August 13, 2024, we closed a direct offering for the purchase and sale of 22,452 common shares at a purchase price of $56.70 (US$42.00) per common share for gross proceeds of $1.3 million (US$0.9 million) (see Note 13(a)). In a concurrent private placement, we issued 4,715,000 unregistered warrants to purchase common shares at an exercise price of $72.03 (US$52.50) per common share. This was a unit offering consisting of a share and a warrant. The fair value of the warrants attached to the units are valued based on the Black-Scholes model and the difference between the proceeds raised and the value assigned to the warrants is the residual fair value of the shares.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

Refer to Note 13(a) for further information on the offering and to Note 1 (b) and (c) for further information on the share consolidations.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different from our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c) of the Annual Financial Statements). Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

Warrant liabilities

At June 30, 2025, we remeasured the fair value of these warrants using the following assumptions:

2024 Warrants (1)
Number of warrants	4,715,000
Exercise price per warrant (in USD)	$0.25
Nasdaq closing price (in USD)	$0.054
Black Scholes fair value (in USD)	$0.024
Volatility	98%
Risk free rate	2.92%
Exchange rate (USD/CAD)	$1.3643
Fair value per warrant (CAD)	$0.033

(1) Fair value is based on the Black Scholes model on June 30, 2025, for the warrants.

We recognized a loss of $96,490 and a gain of $568,199 (2024 - nil and nil) in fair value of warrant liabilities during the three and nine months ended June 30, 2025, respectively, which was reported in the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

U.S. Public Offering (November 2024)

On November 1, 2024, the Company announced the closing of a public offering of 3,810 common shares and 3,809,000 pre-funded warrants ("PFW") at a public offering price of $26.25 (US$18.90) per common share and $1.25 (US$0.90) per pre-funded warrant. The gross proceeds from the offering were $4.9 million (US$3.5 million). The fair value of the pre-funded warrants on initial recognition was $1.249, which is the purchase price less the per warrant exercise price of $0.001.

Refer to Note 13(a) for further information on the offering and to Note 1 (b) and (c) for further information on the share consolidations.

Under IFRS, the pre-funded warrants are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different from our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL. Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

Warrant liabilities

639,000 pre-funded warrants were subsequently exercised at a weighted average exercise price of US$0.021 per common share. On November 12, 2024, we converted the remaining 3,170,000 pre-funded warrants to CAD denomination which led to the transfer of pre-funded warrants to equity and extinguishing the related warrant liability. On November 12, 2024, we recognized a gain of $693,328 in the change in fair value of warrant liabilities, before reclassifying the pre-funded warrants to equity, which was reported in the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

13. Share Capital and Contributed Surplus

As disclosed in Note 1(b) and (c), the 2024 Reverse Split and 2025 Reverse Split have been applied retrospectively herein.

a) Share capital

Authorized

DEFSEC is authorized to issue an unlimited number of common shares.

Issued Common Shares

The following is a summary of changes in outstanding common shares since September 30, 2024:

	Number	Amount
Balance at September 30, 2024	75,199	$37,822,725
Issued for U.S. Public Offering	3,810	100,310
Issued for U.S. Private Placement	50,248	371,154
Issued for debt settlements	5,669	100,000
Issued for warrant exercise	532,781	5,971,828
Less: share issuance costs for the period	-	(164,199)
Balance at June 30, 2025	667,707	$44,201,818

Debt Settlement (January 2024)

On January 10, 2024, we issued 222 common shares in a settlement of debt in an amount of approximately $97,615. The debt resulted from a tail obligation relating to services rendered by a third-party consultant which the Company has elected to pay in common shares. The common shares issued pursuant to the debt settlement (signed October 31, 2023) were subject to a four-month hold period pursuant to applicable securities legislation and the policies of the TSX Venture Exchange.

U.S. Public Offering (April 2024)

On April 9, 2024, we closed a brokered U.S. public offering, resulting in the issuance of 3,500 common shares of DEFSEC, for aggregate gross proceeds of $1.4M (US$1.0M) (the "April 2024 Public Offering").

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

As a part of the April 2024 Public Offering, the Company issued 3,500 common shares and 803,500 pre-funded warrants with an exercise price of $0.21 per share at a public offering price of $184.80 (US$136.50) per common share and $0.881 (US$0.649) per pre-funded warrant, less the underwriting discount.

Brokers' Compensation and Share Issuance Costs

ThinkEquity acted as sole book-running manager for the April 2024 Public Offering. As compensation for services rendered, the placement agent fees represent $0.4875 per unit (being an aggregate of $101,838 (US$75,002) or 7.5% of the public offering price of the securities). In addition, the Company issued 76,925 warrants to purchase a number of common shares (the "Placement Agent Warrants"), representing 5% of the common shares and pre-funded warrants sold in the April 2024 Public Offering. The Placement Agent Warrants will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing of the April 2024 Public Offering at an initial exercise price of $231.63 (US$170.63) per common share. The share issuance costs related to the April 2024 Public Offering that was recognized in the consolidated statements of net loss and comprehensive loss was $339,324 and recognized in equity was $269,400.

The fair value of the broker compensation warrants at the closing of the April 2024 Public Offering was $43,868, calculated using the Black Scholes model, and total share issuance costs were $608,724.

Initial Recognition
Number of Warrants	76,925
Stock price (in USD)	$0.75
Exercise price (in USD)	$0.89
Black Scholes fair value (in USD)	$0.42
Volatility	66%
Dividend Yield	Nil
Risk-free interest rate	3.86%
Expected life (in years)	5.00
Exchange rate (USD/CAD)	1.3578
Fair value per warrant (CAD)	$0.57

U.S. Public Offering (June 2024)

On June 14, 2024, we closed a brokered U.S. public offering, resulting in the issuance of 13,810 common shares of DEFSEC for aggregate gross proceeds of approximately $2.3M (US$1.7M) (the "June 2024 Public Offering"). As a part of the June 2024 Public Offering, the Company issued 13,810 common shares at a public offering price of $168.00 (US$121.80) per share, less the placement agent fees.

Brokers' Compensation and Share Issuance Costs

ThinkEquity acted as sole book-running manager for the June 2024 Public Offering. As compensation for services rendered, the placement agent fees represent $0.435 per common share (being an aggregate of $173,469 (US$126,150) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent 145,000 common share purchase warrants with an exercise price of $210.00 (US$152.25) per common share, exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing of the June 2024 Public Offering. All of the share issuance costs related to the June 2024 Public Offering were recognized in equity.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

The fair value of the broker compensation warrants at the closing of the June 2024 Public Offering was $61,213, calculated using the Black Scholes model, and total share issuance costs were $384,509.

Initial Recognition
Number of Warrants	145,000
Stock price (in USD)	$0.58
Exercise price (in USD)	$0.73
Black Scholes fair value (in USD)	$0.31
Volatility	66%
Dividend Yield	Nil
Risk-free interest rate	3.86%
Expected life (in years)	5.00
Exchange rate (USD/CAD)	1.3751
Fair value per warrant (CAD)	$0.42

U.S. Registered Direct Offering (August 2024)

On August 13, 2024, we closed a registered direct offering for the purchase and sale of 22,452 common shares at a purchase price of $57.54 (US$44.00) per common share for gross proceeds of $1.4M (US$0.9M) (the "August 2024 Offering"). In a concurrent private placement, the Company issued 4,715,000 unregistered warrants to purchase common shares at an exercise price of $72.03 (US$52.50) per common share that are immediately exercisable upon issuance and will expire five years following the date of issuance.

Brokers' Compensation and Share Issuance Costs

H.C. Wainwright & Co. ("Wainwright") acted as the exclusive placement agent for the August 2024 Offering. As compensation for services rendered, the placement agent fees were US$70,725 or 7.5% of the public offering price of the securities. In connection with the closing of the August 2024 Offering, we issued Wainwright or its designees warrants to purchase up to an aggregate of 353,625 common shares at an exercise price of $72.03 (US$52.50) per common share, the warrants are exercisable upon issuance and have an expiry date of August 9, 2029. The shares offered as Brokers' Compensation related to the August 2024 Offering were recognized in equity.

The fair value of the broker compensation warrants at the closing of the August 2024 Offering was $28,632, calculated using the Black Scholes model. The share issuance costs related to the August 2024 Offering that was recognized in the consolidated statements of net loss and comprehensive loss was $202,242 and recognized in equity was $281,869.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

Initial Recognition
Number of Warrants	353,625
Nasdaq closing price (in USD)	$0.14
Exercise price per warrant (in USD)	$0.25
Black Scholes fair value (in USD)	$0.06
Volatility	91%
Dividend Yield	Nil
Risk-free interest rate	3.12%
Expected life (in years)	2.50
Exchange rate (USD/CAD)	1.3751
Fair value per warrant (CAD)	$0.08

U.S. Public Offering (November 2024)

On November 1, 2024, the Company announced the closing of a public offering of 3,810 common shares and 3,809,000 pre-funded warrants at a public offering price of $26.25 (US$18.90) per common share and $1.25 (US$0.90) per pre-funded warrant (the "November 2024 Offering"). The gross proceeds from the offering were approximately $4.9 million (US$3.5 million), before deducting placement agent fees of $1.974 (US$1.4175) per common share and $0.094 (US$0.0675) per pre-funded warrant (being an aggregate of $365,726 (US$262,508) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent as compensation for its services 194,450 common share purchase warrants with an exercise price of $32.907 (US$23.625) per common share.

On November 12, 2024, we amended the pre-funded warrants whereas the exercise price of the warrants, along with all the other settlement amounts, were amended to be denominated in CAD currency, which is consistent with the Company's functional and presentation currency. As a result, we reclassified the remaining unexercised pre-funded warrants as equity instruments under IAS 32. This resulted in a transfer of $3,301,925 from warrant liabilities to equity warrants. The amendments effectively remove the cashless exercise option and ensure settlement in CAD, thereby meeting the criteria for equity classification. We also applied IFRIC 19 to appropriately derecognize the liabilities and recognize the equity effective November 12, 2024.

Accounting Treatment

Refer to Note 12 for the accounting of the warrants issued in the November 2024 Offering accounted for as warrant liabilities up to November 11, 2024.

The remaining 3,170,000 pre-funded warrants were subsequently exercised at a weighted average exercise price of $0.021 per common share, for proceeds of $3,170, during the nine months ended June 30, 2025.

Brokers' Compensation and Share Issuance Costs

In connection with the August 2024 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The November 1, 2024, financing fell entirely within the scope of the tail obligation and resulted in a payment of $362,618 (US$260,661), representing 7.5% of the $4.9 million (US$3.5 million) gross proceeds to Wainwright upon closing of the transaction.

ThinkEquity acted as the sole placement agent for the November 2024 Offering. As compensation for services rendered, the placement agent fees were $365,725 (US$262,508) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent as compensation for its services 194,450 common share purchase warrants with an exercise price of $32.907 (US$23.625) per common share. The warrants are exercisable upon issuance and have an expiry date of November 1, 2029. The shares offered as Brokers' Compensation related to the November 2024 Offering were recognized in equity.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

The fair value of the broker compensation warrants at the closing of the November 2024 Offering was $187,468, calculated using the Black Scholes model.

The share issuance costs related to the November 2024 Offering that were recognized in the unaudited condensed consolidated statements of net loss and comprehensive loss was $1,807,686 and recognized in equity were $227,557, inclusive of the broker compensation warrants.

Initial Recognition
Number of Warrants	194,450
Nasdaq closing price (in USD)	$0.93
Exercise price per warrant (in USD)	$1.13
Black Scholes fair value (in USD)	$0.69
Volatility	103%
Dividend yield	Nil
Risk-free interest rate	2.92%
Expected life (in years)	5.00
Exchange rate (USD/CAD)	$1.3932
Fair value per warrant	$0.96

Debt Settlement (November 2024)

On November 11, 2024, we issued 5,669 common shares at a deemed price per common share of $17.64 per share, representing a 20% discount on the closing price of the Shares on the TSX Venture Exchange on the last trading day prior to the news release, for settlement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company.

Private Placement (November 2024)

On November 12, 2024, we closed a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately $3.4 million (approximately US$2.5 million) (the "November 2024 PP").

As a part of the November 2024 PP, the Company issued 4,145,200 pre-funded warrants to acquire common shares of the Company on a basis of twenty-one warrants to one common share, with no par value at a price of $0.824 (US$0.592) per pre-funded warrant, inclusive of the exercise price of $0.021 per common share. Each pre-funded warrant was bundled with one common share purchase warrant ("November 2024 Common Warrant") of the Company. Each November 2024 Common Warrant was immediately exercisable on the basis of twenty-one warrants to one common share at an exercise price of $21.63 (US$15.54) per common share for a period of 60 months following the closing of the November 2024 PP. Although the pre-funded warrants are each bundled with a November 2024 Common Warrant, each security is issued separately. Since the instruments were bundled, the Company uses the bifurcation method to determine the fair value of each security. The Black Scholes model was used to determine the fair value of the underlying November 2024 Common Warrant and the remainder of the purchase price was allocated to the pre-funded warrant, resulting in a fair value of the November 2024 Common Warrants of $0.765 and a fair value of $0.06 for the pre-funded warrants.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

Initial Recognition
Number of Warrants	4,145,200
Nasdaq closing price (in CAD)	$1.00
Exercise price per warrant	$1.03
Black Scholes fair value	$0.765
Volatility	103%
Dividend yield	Nil
Risk-free interest rate	2.92%
Expected life (in years)	5.00
Fair value per warrant (CAD)	$0.765

The 4,145,000 pre-funded warrants and 350,000 November 2024 Common Warrants were subsequently exercised at a weighted average exercise price of $0.08, for proceeds of $364,645, during the nine months ended June 30, 2025.

Brokers' Compensation and Share Issuance Costs

In connection with the August 2024 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The November 12, 2024, financing fell entirely within the scope of the tail obligation and resulted in a payment of $259,534 (US$184,047), representing 7.5% of the $3.4 million (US$2.5 million) gross proceeds to Wainwright upon closing of the transaction.

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company (i) paid to ThinkEquity, at the closing of the November 2024 PP, a cash fee equal of $274,027 (US$196,400), representing 8.0% of the aggregate gross proceeds of the November 2024 PP; and (ii) issued to ThinkEquity or its designees 207,260 warrants ("Placement Agent Warrants") to purchase common shares on the basis of twenty-one warrants to one common share, equal to 5% of the pre-funded warrants sold in the November 2024 PP. The Placement Agent Warrants are immediately exercisable, and entitle the holder to acquire one common share at an exercise price of $1.03 (US$0.74) per common share for a period of 60 months following the closing of the November 2024 PP.

The fair value of the broker compensation warrants at the closing of the November 2024 PP was $158,554, calculated using the Black Scholes model.

The share issuance costs related to the November 2024 PP that were recognized in equity were $681,185, inclusive of the broker compensation warrants.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

Initial Recognition
Number of Warrants	207,260
Nasdaq closing price (in CAD)	$1.00
Exercise price per warrant	$1.03
Black Scholes fair value	$0.765
Volatility	103%
Dividend yield	Nil
Risk-free interest rate	2.92%
Expected life (in years)	5.00
Fair value per warrant (CAD)	$0.765

Private Placement (February 2025)

On February 21 and February 25, 2025, we closed the first and second tranche, respectively, of a brokered private placement offering for aggregate gross proceeds of approximately $3.7 million (the "February 2025 PP").

As part of the February 2025 PP, the Company issued 50,248 common shares and 2,884,179 pre-funded warrants to acquire one common share of the Company. The common shares and pre-funded warrants had a no par value per share at a price of $19.488 per common share and $0.928 per pre-funded warrant, inclusive of the exercise price of $0.021 per common share. Each common share and pre-funded warrant were bundled with one common share purchase warrant ("February 2025 Common Warrant") of the Company. Each February 2025 Common Warrant is immediately exercisable and entitles the holder to acquire one common share for every 21 February 2025 Common Warrant exercised at an exercise price of $24.36 per common share for a period of 60 months following the closing of the February 2025 PP. Although the common shares and pre-funded warrants are each bundled with a February 2025 Common Warrant, each security is issued separately. Since the instruments were bundled, the Company uses the bifurcation method to determine the fair value of each security. The Black Scholes model was used to determine the fair value of the underlying February 2025 Common Warrant and the remainder of the purchase price was allocated to the common share or pre-funded warrant, resulting in a fair value of the first tranche of the February 2025 Common Warrants of $0.58 and $0.55 and a fair value of $7.308 for the common shares and $0.348 for the pre-funded warrants.

February 21 Tranche	Initial Recognition
Number of Warrants	3,787,879
Nasdaq closing price (in CAD)	$0.80
Exercise price per warrant	$1.16
Black Scholes fair value	$0.58
Volatility	104%
Dividend yield	Nil
Risk-free interest rate	2.76%
Expected life (in years)	5.00
Fair value per warrant (CAD)	$0.58

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

February 25 Tranche	Initial Recognition
Number of Warrants	151,515
Nasdaq closing price (in CAD)	$0.77
Exercise price per warrant	$1.16
Black Scholes fair value	$0.55
Volatility	104%
Dividend Yield	Nil
Risk-free interest rate	2.65%
Expected life (in years)	5.00
Fair value per warrant (CAD)	$0.55

The 2,884,179 pre-funded warrants were subsequently exercised at a weighted average exercise price per warrant of $0.001, for proceeds of $2,884, during the nine months ended June 30, 2025.

Brokers' Compensation and Share Issuance Costs

In connection with the August 2024 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The February 2025 PP fell mostly within the scope of the tail obligation and resulted in a payment of $244,128, representing 7.5% of the gross proceeds, within the scope of the tail obligation, to Wainwright upon closing of the transaction.

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company (i) paid to ThinkEquity, at the closing of the February 2025 PP, a cash fee equal to $279,338, representing 7.5% of the aggregate gross proceeds of the February 2025 PP; and (ii) issued to ThinkEquity or its designees 196,970 warrants ("February 2025 Placement Agent Warrants") equal to 105% of the common shares and 5% of the pre-funded warrants sold in the February 2025 PP. The February 2025 Placement Agent Warrants are immediately exercisable, and entitle the holder to acquire one common share for every 21 February 2025 Placement Agent Warrants exercised at an exercise price of $24.36 per common share for a period of 60 months following the closing of the February 2025 PP.

The fair value of the broker compensation warrants at the closing of the February 2025 PP was $114,046, calculated using the Black Scholes model.

The share issuance costs related to the February 2025 PP recognized in equity were $927,219, inclusive of the broker compensation warrants.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

February 21 Tranche	Initial Recognition
Number of Warrants	189,394
Nasdaq closing price (in CAD)	$0.80
Exercise price per warrant	$1.16
Black Scholes fair value	$0.58
Volatility	104%
Dividend Yield	Nil
Risk-free interest rate	2.76%
Expected life (in years)	5.00
Fair value per warrant (CAD)	$0.58

February 25 Tranche	Initial Recognition
Number of Warrants	7,576
Nasdaq closing price (in CAD)	$0.77
Exercise price per warrant	$1.16
Black Scholes fair value	$0.55
Volatility	104%
Dividend Yield	Nil
Risk-free interest rate	2.65%
Expected life (in years)	5.00
Fair value per warrant (CAD)	$0.55

b) Warrants

The following is a summary of changes in outstanding warrants since September 30, 2024:

	Number of warrants	Weighted average exercise price per warrant
Outstanding at September 30, 2024	11,600,598	$3.23
Issued (Note 11(a))	19,521,653	0.49
Exercised (1)	(11,188,379)	0.03
Expired	(575,000)	5.01

Outstanding at June 30, 2025	19,358,872	$4.00

Exercisable at June 30, 2025	19,358,872	$4.00

The table below outlines the ratio upon which the above warrants are converted into common shares.

(1) The Pre-Funded Warrants exercised in Fiscal 2025 had a strike price of $0.001 per warrant.

In the nine months ended June 30, 2025, there were 10,838,382 pre-funded warrants and 350,000 November 2024 Common Warrants exercised, resulting in an increase to share capital of $5,971,828, a decrease to warrants of $4,819,055 and a decrease to warrant liabilities of $667,634 with the difference being recorded in the change in fair value of the warrant liabilities that was recognized in the unaudited condensed consolidated statements of net loss and comprehensive loss.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

In the nine months ended June 30, 2025, there were 575,000 warrants that expired resulting in $132,000 being recorded to contributed surplus.

The following table provides additional information on the total outstanding warrants at June 30, 2025:

	Number of warrants outstanding	Conversion ratio to Common Shares	Underlying Securities	Book value	Expiry date
Classified as equity
LEC's Warrants:
Exercise price of CAD$0.70	500,000	14,700 for 1	34	$425,000	April 29, 2026

December 2022 U.S. Underwriter Warrants
Exercise price of US$5.1625	134,950	210 for 1	643	$189,592	December 9, 2027

July 2023 U.S. Underwriter Warrants
Exercise price of US$2.66	123,637	210 for 1	589	$204,187	July 21, 2028

April 2024 U.S. Underwriter Warrants
Exercise price of US$0.8125	76,925	210 for 1	366	$43,869	April 9, 2029

June 2024 U.S. Underwriter Warrants
Exercise price of US$0.725	145,000	210 for 1	690	$61,213	June 14, 2029

August 2024 U.S. Underwriter Warrants
Exercise price of US$0.25	353,625	210 for 1	1,684	$28,826	August 9, 2029

November 2024 U.S. Underwriter Warrants
Exercise price of US$1.125	194,450	21 for 1	9,260	$187,468	November 1, 2029

November 2024 Private Placement Warrants
Exercise price of CAD$1.03	3,795,200	21 for 1	180,724	$2,903,470	November 12, 2029

November 2024 PP Underwriter Warrants
Exercise price of CAD$1.03	207,260	21 for 1	9,870	$158,554	November 12, 2029

February 21, 2025 Private Placement Warrants
Exercise price of CAD$1.16	3,787,879	21 for 1	180,375	$2,196,970	February 21, 2030

February 21, 2025 PP Underwriter Warrants
Exercise price of CAD$1.16	189,394	21 for 1	9,019	$109,849	February 21, 2030

February 25, 2025 Private Placement Warrants
Exercise price of CAD$1.16	151,515	21 for 1	7,215	$83,939	February 25, 2030

February 25, 2025 PP Underwriter Warrants
Exercise price of CAD$1.16	7,576	21 for 1	361	$4,197	February 25, 2030

Costs related to the Nov 2024 Public Offering Warrants				$(187,468)
Costs related to the Nov 2024 Private Placement Warrants and PFWs				$(681,185)
Costs related to the Feb 2025 Private Placement Warrants and PFWs				$(803,109)
	9,667,411		400,830	$4,925,372
Classified as liability

December 2022 Public Offerings:
Exercise price of US$5.00	3,226,392	210 for 1	15,364	$176,073	December 9, 2027

December 2022 Debt Settlement
Exercise price of US$5.00	56,141	210 for 1	267	$3,064	December 9, 2027

July 2023 Public Offerings:
Exercise price of US$2.66	1,542,194	210 for 1	7,344	$4,208	July 21, 2028

July 2023 Pre-Funded Warrants
Exercise price of US$0.001	151,734	210 for 1	723	$9,191	No expiry

August 2024 Public Offering
Exercise price of US$0.25	4,715,000	210 for 1	22,452	$154,382	August 9, 2029
	9,691,461		46,150	346,918

Total outstanding warrants	19,358,872		446,980	$5,272,290

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

c) Contributed Surplus

Contributed surplus consists of issued broker compensation options at fair value, the cumulative amortized fair value of share-based compensation grants since inception, less amounts transferred to share capital for exercises. If outstanding options expire or are forfeited, there is no reversal of contributed surplus.

Share-based compensation

On August 26, 2024, DEFSEC shareholders approved the renewal of the Long-Term Incentive Plan (the "LTIP"). The number of RSUs, PSUs, deferred share units ("DSUs"), and stock appreciation rights ("SARs") (collectively "Share Units") authorized for issuance pursuant to the LTIP is 1,939 Share Units. Accordingly, we have 882 Share Units available for future grants.

We did not grant any stock options, RSUs, PSUs, and SARs, pursuant to our LTIP during the nine months ended June 30, 2025. Accordingly, we had 1,057 outstanding stock options at June 30, 2025, and we have 65,704 stock option units available for future grants.

	Number of options	Weighted average exercise price per warrant
Outstanding at September 30, 2024	1,229	$554.40
Cancelled	(172)	$664.41
Outstanding at June 30, 2025	1,057	$554.95

Options exercisable at June 30, 2025	816	$560.69

14. Loss per share

As disclosed in Note 1(b) and (c), the 2024 Reverse Split and 2025 Reverse Split has been applied retrospectively herein.

The following table summarizes the calculation of the weighted average number of basic and diluted common shares to calculate the loss per share as reported in the unaudited condensed consolidated interim statements of net loss and comprehensive loss:

	Three months ended June 30, 2025	Three months ended June 30, 2024	Nine months ended June 30, 2025	Nine months ended June 30, 2024
Issued common shares, beginning of period	530,364	28,806	75,199	26,747

Effect of shares issued from:

November 2024 U.S. Public Offering (Note 11(a))	-	-	3,363	-
February 2025 U.S. Private Placement (Note 11(a))	-	-	23,638	-
April 2024 U.S. Public Offering	-	3,154	-	1,047
June 2024 U.S. Public Offering	-	2,428	-	806
Exercise of warrants	-	-	8,059	-
Exercise of pre-funded warrants	94,959	4,086	297,085	1,619
Debt settlements	-	-	4,797	66
Over-allotment Pre-Funded Warrants	-	3,448	-	1,145

Weighted average number of dilutive common shares	625,323	41,922	412,141	31,430

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

At June 30, 2025 and 2024, all dilutive securities, being warrants, pre-funded warrants and stock options, were anti-dilutive because we incurred a net loss for the above periods.

15. Revenue

a) Revenue streams

DEFSEC generates revenue from the sale of products and services to its customers.

b) Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

	Three months ended June 30, 2025	Three months ended June 30, 2024	Nine months ended June 30, 2025	Nine months ended June 30, 2024

Major products / service lines
Digitization	$1,067,650	$286,289	$2,853,419	$659,775
Less-Lethal	340,929	39,160	706,053	279,644
Training and services	8,700	1,028	8,700	1,028
Other	224	2,999	1,151	3,961
	$1,417,503	$329,476	$3,569,323	$944,408

Primary geographical markets
Canada	$1,274,341	$309,940	$3,330,797	$851,784
United States	143,162	19,536	238,526	92,624
	$1,417,503	$329,476	$3,569,323	$944,408

Timing of revenue recognition
Products and services transferred over time	$1,076,350	$287,317	$2,862,119	$660,803
Products transferred at a point in time	341,153	42,159	707,204	283,605
	$1,417,503	$329,476	$3,569,323	$944,408

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not yet recognized") and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At June 30, 2025, DEFSEC's contracted not yet recognized revenue was $78,519 (2024 - $208,886), of which 100% of this amount is expected to be recognized over the next 12 months.

For the three months ended June 30, 2025, two customers accounted for 66% and 10% (2024 – three customers accounted for 70%, 12%, and 4%) of revenue. For the nine months ended June 30, 2025, two customers accounted for 65% and 10% (2024 – three customers accounted for 45%, 18%, and 15%) of revenue.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

16. Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

	Three months ended June 30,	Three months ended June 30,	Nine months ended June 30,	Nine months ended June 30,
	2025	2024	2025	2024
Finance costs from:
Accretion cost - accrued royalties liability	$41,089	$47,036	$125,915	$136,967
Lease obligations	30,720	17,007	53,813	54,868
Other	100	-	6,553	694
Total financing costs	71,909	64,043	186,281	192,529
Interest income	(29,344)	(1,009)	(50,796)	(54,640)
Gain on debt settlement	-	-	500	-
Net finance costs	$42,565	$63,034	$135,985	$137,889

17. Financial instruments

For the three and nine months ended June 30, 2025, there were no material changes to our financial risks as disclosed in Note 23 of the Annual Financial Statements, except for the following:

Foreign currency risk

For the nine months ended June 30, 2025, we raised gross proceeds of $4.9 million (US$3.5 million) in the November 2024 Offering (see Note 13(a)), including the issuance of warrants with an exercise price denominated in U.S. dollars in the November U.S. Public Offering (see Note 12). Warrants exercised in the first quarter of fiscal 2025 resulted in proceeds of $0.8 million (US$0.6 million). On November 12, 2024, the warrants were subsequently converted to CAD denomination and extinguished from liabilities as they were transferred to equity. We also raised gross proceeds of $3.4 million (US$2.5 million) in the November 2024 PP (see Note 13(a)), including the issuance of warrants with an exercise price denominated in CAD dollars in the November Private Placement (see Note 13(a)). Although the financing was denominated in CAD, the terms of the deal allowed for the proceeds to be sent to the Company in U.S. dollars for convenience. We also raised gross proceeds of $3.7 million in the February 2025 PP (see Note 13(a)), including the issuance of warrants with an exercise price denominated in CAD dollars in the February Private Placement (see Note 13(a)). Although the financing was denominated in CAD, the terms of the deal allowed for the proceeds to be sent to the Company in U.S. dollars for convenience. Also, certain of our revenues were denominated in U.S. dollars and we also procure certain raw materials denominated in U.S. dollars for product development. Accordingly, we are exposed to the U.S. dollar currency. Where a natural hedge cannot be achieved, a significant change in the U.S. dollar currency could have a significant effect on our financial performance, financial position and cash flows. Currently, we do not use derivative instruments to hedge the U.S. dollar exposure. Throughout the year we maintained the majority of our cash assets in U.S. dollars and converted to CAD as needed as we primarily received funds from financing in U.S. dollars.

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

At June 30, 2025, we had the following net U.S. dollar exposure:

Total USD
Net assets in U.S. subsidiary	$-
US denominated from other:
Assets	$1,654,635
Liabilities	(399,422)
Net US dollar exposure	$1,255,213

Impact to profit or loss if 5% movement in the US dollar	$62,761

During the three and nine months ended June 30, 2025, we recorded a foreign exchange loss of $258,856 and $67,750, respectively (2024 - loss of $22,492 and gain of $68,413).

Liquidity risk

At June 30, 2025, our contractual obligations were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	5 years and beyond

Minimum royalty commitments	$2,000,000	$-	$700,000	$600,000	$700,000
Accounts payable and accrued liabilities	1,111,134	1,111,134	-	-	-
Other Contracts	131,335	104,780	13,560	12,995	-
Lease obligations	4,859,295	141,003	970,615	946,782	2,800,895
Total contractual obligations	$8,101,764	$1,356,917	$1,684,175	$1,559,777	$3,500,895

At June 30, 2025, we had $2.5 million in cash and $2.4 million in working capital (current assets less current liabilities) (September 30, 2024 - $0.3 million in cash and negative $1.1 million in working capital).

18. Supplemental cash flow information

The following table presents net changes in working capital items:

	Nine months ended June 30, 2025	Nine months ended June 30, 2024

Trade and other receivables	$(562,587)	$(101,331)
Inventories	24,416	(76,474)
Prepaid expenses and deposits	(103,923)	166,003
Deferred costs	(73,165)	(26,886)
Accounts payable and accrued liabilities	(397,364)	(43,305)
Contract liabilities	(42,054)	(13,872)
	$(1,154,677)	$(95,865)

The following is a summary of non-cash items that were excluded from the Unaudited Condensed Consolidated Interim Statements of Cash Flows for the nine months ended June 30, 2025:

  $2,571,322 non-cash increases to right-of-use assets and lease obligations for a new lease signed in Kanata, Ontario

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)
  119,047 shares issued for debt settlement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company;
  $187,468 non-cash share issuance costs as part of the net proceeds settlement at the closing of the November 1, 2024 U.S. Public Offering (see Note 13(a));
  $221,088 non-cash share issuance costs as part of the net proceeds settlement at the closing of the November 12, 2024 Private Placement (see Note 13(a));
  $114,046 non-cash share issuance costs as part of the net proceeds settlement at the closing of the February 2025 Private Placement (see Note 13(a)); and
  Expiry of 200,000 warrants in connection with the acquisition of Police Ordnance Company (see Note 4 of the Annual Financial Statements) expired December 15, 2024.

The following is a summary of non-cash items that were excluded from the Unaudited Condensed Consolidated Interim Statements of Cash Flows for the nine months ended June 30, 2024:

  46,706 shares issued for debt settlement. The debt resulted in a tail obligation relating to services rendered by a third-party consultant;
  778,814 warrants exercised in connection with the July 2023 Private Placement;
  199,000 warrants exercised in connection with the U.S. IPO and Canadian Offering; and
  803,500 warrants exercised in connection with the April 2024 U.S. Public Offering.

19. Commitments and contingencies

There were no commitments and contingencies at June 30, 2025 other than the royalty payment disclosed in Note 17.

20. Segmented information

Our Chairman has been identified as the chief operating decision maker. Our Chairman evaluates the performance of DEFSEC and allocates resources based on the information provided by our internal management system at a consolidated level.  We have determined that we have only one operating segment.

At June 30, 2025, we had equipment of $46,171 (2024 – $nil) in the United States while all other property and equipment are located in Canada. We previously had a right-of-use asset located in the United States which was disposed of in the quarter ended March 31, 2025 (2024 – $57,143).

21. Key management compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors.

Key management compensation for the three and nine months ended June 30, 2025 and 2024 were as follows:

	Three months ended June 30, 2025	Three months ended June 30, 2024	Nine months ended June 30, 2025	Nine months ended June 30, 2024
Short-term key management compensation	$202,500	$198,750	$1,132,083	$472,917
Share-based payments	26,570	28,282	76,533	87,385
Directors' fees	122,500	152,500	497,500	437,500
	$351,570	$379,532	$1,706,116	$997,802

DEFSEC TECHNOLOGIES INC.
(Formerly KWESST MICRO SYSTEMS INC.)
Notes to the Unaudited Condensed Consolidated Interim Financial Statements
Three and nine months ended June 30, 2025 and 2024
(Expressed in Canadian dollars, except share amounts)

22. Subsequent Events

On July 25, 2025, the Company issued 673,084 common shares and 86,795 pre-funded warrants of the Company as part of a public offering, together with common share purchase warrants to purchase up to 759,879 common shares at a combined public offering price of $8.955 per share or pre-funded warrant and accompanying warrant for gross proceeds of $6.8 million. The warrants have an exercise price of $10.52 per share, are exercisable upon issuance and expire five years following the date of issuance.

Subsequent to the issuance, 55,530 pre-funded warrants were exercised at an exercise price of $0.001.